SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 18, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

NOTICE TO SHAREHOLDERS

Brasília, Brazil, April 15, 2005 – Brasil Telecom S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4), by means of this notice, and in accordance with its attorneys’ statements, would like to clarify news and inaccurate facts that have been published in connection with its main executive officer, Carla Cico, whose behavior, as CEO of the Company, has always been driven by the defense of the interests of its investors, especially minority shareholders:

1 – The charges against Brasil Telecom’s CEO, Carla Cico, are arbitrary, groundless and abusive and have no legal basis.

2 – Since the beginning of the investigations, dated October 27, 2004, the Federal Police spokesperson announced that the violence would be perpetrated, what occurred on April 11, 2005 (in which occasion Carla Cico presented her deposition), by simple presumption, with no plausible explanation, nor any reason or ground related to the Police inquiry.

3 – Only five months after the beginning of the investigations, and close to its end, the police authority took Carla Cico’s deposition, which is not reasonable, suddenly announcing the conclusion of the investigations, thereafter completely disregarding her deposition, and not taking into consideration her professional background, image and reputation, transforming the situation in a preparatory ritual to her demoralization, totally distorting the facts.

4 – The awkward situation, of frontal disrespect and violation of Carla Cico’s rights, is unacceptable and brings serious damages to her honor and public image. At this moment, we strongly believe on the impartiality of the Brazilian Court to revert this situation, according to its tradition and commitment with the respect to the Rule of Law.

5 – Carla Cico keeps committed to the interests of the Company and motivated to deliver positive results, which have always oriented her management. Recently, we reached one million clients in the mobile telephony, in less than six months of operation, and 625 thousand ADSL accesses in service, historical marks that strategically position ourselves in the Brazilian telecommunications industry.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer